March 20, 2019

John P. Love
President and Chief Executive Officer
United States Commodity Index Funds Trust
1850 Mt. Diablo Boulevard, Suite 640
Walnut Creek, California 94596

       Re: United States Commodity Index Funds Trust
           Registration Statement on Form S-3
           Filed March 14, 2019
           File No. 333-230259

Dear Mr. Love:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sara von Althann at 202-551-3207 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities